SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

STARZ

(Name of Issuer)

Series A common stock, par value $.01 per share; and

Series B common stock, par value $.01 per share

(Title of Class of Securities)

Series A common stock: 85571Q102

Series B common stock: 85571Q201

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2015

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85571Q102 (STRZA) 85571Q201 (STRZB)

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone (1)

2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒ (2)

3		SEC Use Only

4		Source of Funds OO

5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6		Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A common stock: 101,778 (3), (4) Series B common stock: 6,062,584 (3)

	8	Shared Voting Power Series A common stock: 2,152,797 (5), (6) Series B common stock: 2,714,742 (5), (6)

	9	Sole Dispositive Power Series A common stock: 101,778 (3), (4) Series B common stock: 6,062,584 (3)

	10	Shared Dispositive Power Series A common stock: 2,152,797 (5), (6) Series B common stock: 2,714,742 (5), (6)

11		Aggregate Amount Beneficially Owned by Each Reporting Person Series A common stock: 2,254,575 (3), (4), (5), (6) Series B common stock: 8,777,326 (3), (5), (6)

12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13		Percent of Class Represented by Amount in Row (11) Series A common stock: 2.4% (7) Series B common stock: 88.9% (7)

14		Type of Reporting Person IN

(1) The share amounts included in the foregoing table reflect Mr. Malone’s pro forma beneficial ownership assuming the closing (the “Closing”) of the transactions contemplated by the Exchange Agreement (the “Exchange Agreement”), dated as of February 10, 2015, by and among certain affiliates of Mr. Malone (the “Malone Stockholders”), Lions Gate Entertainment Corp. (“LGF”) and an indirect wholly-owned subsidiary of LGF.  See Item 5.

(2) The Exchange Agreement contains provisions relating to the ownership and voting of the STRZA and STRZB shares to be transferred to LGF pursuant to the Exchange Agreement.  Mr. Malone expressly disclaims the existence of and membership in a group with LGF.  See Item 6.

(3) Includes 101,778 STRZA shares and 230,564 STRZB shares held by Mr. Malone’s wife, as to which shares Mr. Malone disclaims beneficial ownership.

(4) Does not include STRZA shares issuable upon conversion of STRZB shares over which Mr. Malone has sole beneficial ownership; however, if shares of STRZA were issued upon conversion of such STRZB shares, Mr. Malone would have sole voting and dispositive power over an aggregate of 6,164,362 STRZA shares which would represent 8.3% of the STRZA shares outstanding (subject to the relevant footnotes set forth herein).  Because Mr. Malone does not have the right to cause the conversion of STRZB shares as to which he shares beneficial ownership, such STRZB shares are not included in the calculations set forth in this footnote.

(5) Includes 34,759 STRZA shares and 124,145 STRZB shares held by two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(6) Includes an aggregate of 2,118,038 STRZA shares and 2,590,597 STRZB shares which will be transferred to LGF by the Malone Stockholders in connection with the Closing of the Exchange Agreement (subject to adjustment so that such shares will represent, as of the Closing, not greater 14.9% of the voting power of the Issuer (such shares, the “Starz Exchange Shares”)).  Pursuant to the Exchange Agreement, the Malone Stockholders will have a right of first offer on sales of the Starz Exchange Shares by LGF and an irrevocable proxy to vote the Starz Exchange Shares on matters submitted to a vote of the Issuer’s stockholders, subject to certain exceptions.  See Items 5 and 6.

(7) Based upon 94,504,585 STRZA shares and 9,872,724 STRZB shares, in each case, outstanding as of September 30, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.  At the option of the holder, each share of STRZB is convertible into one share of STRZA. Each share of STRZB is entitled to 10 votes, whereas each share of STRZA is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 46.6% of the voting power with respect to a general election of directors of the Issuer. See Items 5 and 6.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

STARZ (formerly known as Liberty Media Corporation)

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on October 3, 2011 (the “Original Statement”), as amended by Amendment No. 1 filed with the SEC by Mr. Malone on November 28, 2011 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC by Mr. Malone on January 9, 2013 (“Amendment No. 2,” and together with the Original Statement and Amendment No. 1, the “Schedule 13D”) and relates to the Series A Common Stock, par value $.01 per share (the “Series A Common Stock” or “STRZA”), and the Series B Common Stock, par value $0.01 per share (the “Series B Common Stock” or “STRZB”, and together with the Series A Common Stock, the “Common Stock”), of Starz (formerly known as Liberty Media Corporation) (the “Issuer”).  Capitalized terms used but not defined in this Amendment have the meanings given such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Mr. Malone is filing this Amendment to report a change in his beneficial ownership of shares of the Issuer resulting from the execution of the Stock Exchange Agreement, dated February 10, 2015 (the “Exchange Agreement”), by and among Lions Gate Entertainment Corp., a British Columbia corporation (“LGF”), LG Leopard Canada LP, a Canadian limited partnership and indirect wholly-owned subsidiary of LGF (“Purchaser”), the Malone Family Land Preservation Foundation (the “Land Foundation”), the Malone Family Foundation (the “Family Foundation,” and together with the Land Foundation, the “Foundations”), The John C. Malone June 2003 Charitable Remainder Unitrust (the “2003 CRT”) and the Malone Starz 2015 Charitable Remainder Unitrust (the “2015 CRT,” and together with the 2003 CRT, the “CRTs;” the CRTs and the Foundations are collectively referred to as the “Malone Stockholders”) as further described in Items 5 and 6 below.

Item 1.                          Security and Issuer.

The information contained in Item 1 of the Schedule 13D is amended and supplemented to add the following information:

The Issuer’s executive offices are located at 8900 Liberty Circle, Englewood, Colorado 80112.

Item 2.                          Identity and Background.

The information contained in the first paragraph of Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

The Reporting Person is John C. Malone, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112.  Mr. Malone is the Chairman of the Board and a director of Liberty Broadband Corporation, Chairman of the Board and a director of Liberty Interactive Corporation, Chairman of the

Board and a director of Liberty Media Corporation, Chairman of the Board of Liberty Global plc, a director of Discovery Communications, Inc., a director of Expedia, Inc., a director of Charter Communications, Inc., and Chairman of the Board and a director of Liberty TripAdvisor Holdings, Inc.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a) - (b)        After giving pro forma effect to the closing of the transactions contemplated by the Exchange Agreement (the “Closing”), which is subject to certain conditions and will occur following the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), Mr. Malone will beneficially own (without giving effect to the conversion of STRZB shares into STRZA shares) (i) 2,254,575 STRZA shares (including (A) 101,778 shares held by his wife as to which he disclaims beneficial ownership, (B) 250,000 shares which will be transferred to LGF by the Land Foundation, (C) 306,500 shares which will be transferred to LGF by the Family Foundation, (D) 34,759 shares held by held by two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children, as to which shares Mr. Malone disclaims beneficial ownership, and (E) 1,561,538 shares which will be transferred to LGF by the 2015 CRT), which represent approximately 2.4% of the outstanding STRZA shares, and (ii) 8,777,326 STRZB shares (including (A) 230,564 shares held by his wife, as to which shares Mr. Malone disclaims beneficial ownership, (B) 2,100,000 shares which will be transferred to LGF by the 2015 CRT, (C) 490,597 shares which will be transferred to LGF by the 2003 CRT, (D) 124,145 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership, and (E) 5,832,020 STRZB shares held directly by Mr. Malone), which represent approximately 88.9% of the outstanding STRZB shares. The foregoing percentage interests are based on 94,504,585 STRZA shares and 9,872,724 STRZB shares, in each case, outstanding as of September 30, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.  Accordingly, and after giving effect to certain rights of the Malone Stockholders relating to the voting and disposition of the Starz Exchange Shares (as defined below), Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 46.6% of the voting power with respect to the general election of directors of the Issuer.

Mr. Malone, and, to his knowledge, his wife, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock, except as provided below.  The Trusts hold 34,759 STRZA shares and 124,145 STRZB shares, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

Pursuant to the Exchange Agreement, the Malone Stockholders will transfer an aggregate of 2,118,038 STRZA shares and 2,590,597 STRZB shares, subject to adjustment so that such shares will represent, as of the Closing, not greater 14.9% of the voting power of the Issuer (the “Starz Exchange Shares”).  As further described in Item 6, pursuant to the Exchange Agreement, the Malone Stockholders will have a right of first offer on sales of the Starz Exchange Shares by LGF and an irrevocable proxy to vote the Starz Exchange Shares in certain matters submitted to a vote of the Issuer’s stockholders.  For periods prior to the Closing, Mr. Malone will retain the sole power to vote, or direct the voting of, the Starz Exchange Shares held by the Malone Stockholders, but will share the power to dispose of, or direct the disposition of, the Starz Exchange Shares with LGF.  In the event the Closing does not occur, Mr. Malone will have the sole power to vote and dispose of, or to direct the voting or disposition of, the Starz Exchange Shares.

(c)                                  Prior to entering into the Exchange Agreement, on February 5, 2015, Mr. Malone transferred 1,561,538 STRZA shares and, on February 6, 2015, transferred 2,100,000 STRZB shares, in each case, which were previously directly held by Mr. Malone, to the 2015 CRT.  On February 10, 2015, pursuant to the Exchange Agreement, the Malone Stockholders agreed to transfer the Starz Exchange Shares to LGF in exchange for consideration of 4,967,695 shares of common stock of LGF.  The Closing will occur following the expiration or termination of the applicable waiting period under the HSR Act.  At the Closing, Mr. Malone will be appointed to the board of directors of LGF.  Except as provided in this Amendment, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated to read as follows:

On February 10, 2015, the Family Foundation, the Land Foundation, the 2003 CRT and the 2015 CRT entered into the Exchange Agreement with LGF and Purchaser.  LGF, a British Columbia corporation, describes itself as a global entertainment company with motion picture production and distribution, television programming and syndication, home entertainment, family entertainment, digital distribution, new channel platforms and international distribution and sales businesses.  Its principal business addresses are 250 Howe Street, 20th Floor, Vancouver, British Columbia V6C 3R8 and 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.  Prior to entering into the Exchange Agreement, Mr. Malone established the 2015 CRT and contributed 1,561,538 STRZA shares and 2,100,000 STRZB shares to the 2015 CRT.  Pursuant to the Exchange Agreement, at the Closing, the Malone Stockholders will transfer to LGF the Starz Exchange Shares.  In exchange for the Starz Exchange Shares, at the Closing, LGF will transfer to the Malone Stockholders a number of shares of common stock of LGF equal to (x) the number of STRZA shares included in the Starz Exchange Shares plus (y) 1.1 multiplied by the number of STRZB shares included in the Starz Exchange Shares (the “LGF Exchange Shares”).  In addition, at the Closing, LGF will deliver an irrevocable proxy (the “Proxy”) to the Malone Stockholders with respect to the Starz Exchange Shares.  The Proxy will entitle the Malone Stockholders or their designee (which will be Mr. Malone) to vote the Starz Exchange Shares at every meeting of the stockholders of the Issuer, except on matters relating to any sale or issuance of securities or any business combination, merger, consolidation, liquidation, reorganization, recapitalization, sale or disposition of all or substantially all of the Issuer’s assets or similar extraordinary transaction, whether or not involving LGF or its affiliates.  The Proxy will automatically terminate (1) as to a particular Starz Exchange Share upon any sale or transfer of such share to a third party, (2) in its entirety at such time as Mr. Malone is no longer a member of the board of directors of LGF or (3) in its entirety upon the occurrence of a change of control (as defined in the Exchange Agreement) of the Issuer.

Following the Closing, LGF shall cause Mr. Malone (who is designated by the Malone Stockholders pursuant to the Exchange Agreement) to be appointed to its board of directors and to nominate Mr. Malone for election to LGF’s board of directors at each annual meeting that occurs until the earlier of (x) the second anniversary of the Closing and (y) the date on which the Malone Stockholders own less than (i) 75% of the LGF Exchange Shares and (ii) 2.7% of the outstanding LGF common stock.

The Exchange Agreement also contains an agreement by the Malone Stockholders not to transfer any LGF Exchange Shares without the prior written consent of LGF until the earlier of (x) the second anniversary of the Closing and (y) such time as LGF owns less than 75% of the Starz Exchange Shares (subject to limited exceptions).  Pursuant to the Exchange Agreement, at any time prior to a change in control (as defined in the Exchange Agreement) of the Issuer, if (A) LGF proposes to transfer any of the Starz Exchange Shares or (B) any Malone Stockholder proposes to transfer any of the LGF Exchange Shares, each transferor has agreed to give the other party a right of first offer (“ROFO”) over any such transfer at a price per share, in cash, proposed by such transferor in a written notice.  If such offer is not accepted within 10 business days, then during the 180 days following such 10 business day period the transferor may transfer the shares to a third party at a price no lower than the price offered in the ROFO notice.  Notwithstanding the transfer restrictions contained in the Exchange Agreement and described in this paragraph, the parties may transfer the Starz Exchange Shares or the LGF Exchange Shares to their respective affiliates (or with respect to the CRTs, a named beneficiary) with an agreement by the transferee to be bound by the provisions of the Exchange Agreement to the same extent as the Purchaser (in the case of a transfer by Purchaser) or a Malone Stockholder (in the case of a transfer by a Malone Stockholder) and in compliance with applicable securities laws.

The Exchange Agreement, the Malone Stockholders and LGF each make customary representations and warranties, and covenants.  Each party’s obligation to consummate the transactions contemplated by the Exchange Agreement is subject to customary conditions, including the expiration or termination of the waiting period under the HSR Act.

The Exchange Agreement contains customary termination provisions, including an outside date of April 30, 2015 (which may be extended to June 30, 2015 in the event the waiting period under the HSR Act has not yet expired or been terminated on April 30, 2015).

The foregoing summary of the terms of the Exchange Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Exchange Agreement, which is attached hereto as Exhibit 7(a), and is incorporated by reference herein.

Item 7.                          Material to be Filed as Exhibits.

7(a)                                            Stock Exchange Agreement, dated February 10, 2015, by and among Lions Gate Entertainment Corp., LG Leopard Canada LP, the Malone Family Land Preservation Foundation, the Malone Family Foundation, The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust (incorporated by reference to Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the Securities and Exchange Commission on February 11, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
Date

/s/ John C. Malone
John C. Malone

EXHIBIT INDEX

Exhibit No.	Description
7(a)

Stock Exchange Agreement, dated February 10, 2015, by and among Lions Gate Entertainment Corp., LG Leopard Canada LP, the Malone Family Land Preservation Foundation, the Malone Family Foundation, The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust (incorporated by reference to Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the Securities and Exchange Commission on February 11, 2015).